July 10, 2017

Via EDGAR

Ms. Michelle Miller

Staff Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Old National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 16, 2017 and Form 8-K Filed May 8, 2017

File No. 001-15817

Ms. Miller:

We have received and reviewed your letter dated July 06, 2017 relating to the Form 10-K for the Fiscal Year Ended December 31, 2016 filed by Old National Bancorp on February 16, 2017 and to Exhibit 99.1 of the Form 8-K filed by Old National Bancorp on May 8, 2017. In accordance with your request, we are responding to each of the comments stated in your letter.

To facilitate your review, we have included each of the Staff’s comments in italics immediately followed by Old National Bancorp’s response in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 31

1. We note that you disclose that net interest income on a fully taxable equivalent basis would have been $365.9 million in 2016 compared to $322.6 million in 2015 and the net interest margin on a fully taxable equivalent basis would have been 3.09% in 2016 and 3.11% in 2015 excluding accretion income (interest income in excess of contractual interest income). We believe the exclusion of accretion income is not appropriate as it represents a tailored accounting principle prohibited by Regulation G since it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future filings.

Response:

In response to the staff’s comment, we will not include the referenced disclosure in future filings.

Ms. Michelle Miller

U.S. Securities and Exchange Commission

July 10, 2017

Form 8-K filed May 8, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1 Old National Bancorp Investment Thesis

2. We note your disclosure on page 22 of the non-GAAP measures, Total ALLL plus remaining discount and Combined ALLL & Discount/Pre-Discount Loan Balance. The addition of remaining loan discount to the ALLL represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustment is recognized in interest income. In addition, these non-GAAP metrics imply that the purchase accounting adjustment is available to the entire loan population that includes non-acquired and acquired loans when the adjustment is only available for the acquired loans. Please remove these non-GAAP measures from future presentations.

Response:

In response to the staff’s comment, we will not include the referenced disclosure in future filings.

3. We note your disclosure on page 45 of the non-GAAP measures, Net Interest Income – tax equivalent less accretion and Core Net Interest Margin – fully taxable equivalent which exclude accretion related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future presentations.

Response:

In response to the staff’s comment, we will not include the referenced disclosure in future filings.

We appreciate the efforts of the staff and will remove the disclosures as requested. If you have further questions or require additional clarifying information, please call Michael W. Woods, Corporate Controller, at (812) 461-9067, or Keaton Miller, Assistant General Counsel, at (812) 468-0349.

Sincerely,

/s/ James C. Ryan III

James C. Ryan III

Senior Executive Vice President and Chief Financial Officer

Cc:	Robert G. Jones, Old National Bancorp

Chris Harley, U.S. Securities and Exchange Commission